EXHIBIT 99.1

August 10th, 2023

Board of Directors

StarTek, Inc.

4610 South Ulster Street

Suite 150

Denver, CO 80237

Ladies and Gentlemen:

MCI Capital, LC, and Iowa City Capital Partners, LC are substantial stockholders of the Company, which currently hold approximately ~3,000,000 shares (approximately ~7.5%) of the common stock of StarTek, Inc (the “Company”).

We write to express concerns regarding the July 18, 2023 offer letter from an entity affiliated with CSP Management Limited a/k/a Capital Square Partners (CSP), the Company’s controlling stockholder, to acquire all of the outstanding shares of the Company’s common stock not already beneficially owned by CSP at a price of $3.80 per share. We are concerned in particular that the price of $3.80 per share does not, in our view, reflect the fair value of the Company’s stock. We note CSP’s 2022 attempts to take the Company private at $5.40 and $4.65. We are also concerned the July 18, 2023 proposal does not state that approval of the “majority of the minority” stock (not already beneficially owned by CSP) is required for approval of the transaction. As a result, we are concerned CSP, the majority stockholder controlling ~56% of the stock, would impose the transaction on the minority stockholders of the Company with only the vote of CSP’s own shares. Further, unlike the recent Movate f/k/a CSS transaction, which CSP also controlled both sides of, a fairness opinion should be required this time by the Board of Directors (and/or Committee) to effect this deal.

We hope that the Board, and particularly the Directors not affiliated with the controlling stockholder, will carefully consider these concerns, and take appropriate steps to protect the interests of the minority stockholders, including, but not limited to, requiring that a “majority of the minority” approve the take-private transaction.

We believe such (a) requirement(s) is (are) generally recognized as (a) market protection(s) afforded to holders against self-interested transactions by a controlling stockholder and is a basis for a more favorable standard for review under Delaware Law. We call on other Company stockholders who may share our concerns to review and make their views known.

MCI Capital, LC and Iowa City Capital Partners, LC are generally supportive of the take private concept, but the offered price and process standard(s) are simply not reasonable.

Thank you for your consideration. All rights reserved.

Respectfully,

MCI Capital, LC & Iowa City Capital Partners, LC

/s/ Anthony Marlowe

Anthony Marlowe, CEO

CC: Investors@StarTek.com